PERSONAL AND CONFIDENTIAL

Scott Brown

Research & Technology

23 August 2005

Dear Scott,

Further to our recent discussions, I am pleased to confirm your secondment to the Sumitomo / CDT Joint Venture on an expatriate assignment.

This letter defines the terms and conditions applying to your assignment in Tokyo, Japan as Executive Vice-President for the CDT / Sumitomo Joint Venture. During this assignment you will report to the Chief Executive Officer of the Joint Venture but will be expected to keep the CEO of CDT, in his capacity as a member of the Steering Committee of the Joint Venture, closely informed as to progress and important matters concerned with the Joint Venture.

It is currently expected that your assignment will be approximately 24 months (beginning approximately August 2005 and ending approximately July 2007).

Your compensation and benefits package outlined in this memo is designed to provide you with a level of income and benefits that are comparable to those you would receive in the United Kingdom. We have taken into consideration the additional costs that you can reasonably anticipate as a result of living in Tokyo, Japan.

At the time that your foreign assignment ends, you will stop receiving any premiums, allowances and/or differentials provided under CDT's Temporary Foreign Assignment. The terms and conditions outlined in this letter will be in effect only for the period of this assignment.

This offer and your start date are contingent upon approval of the appropriate visa within a reasonable period of time, as determined by CDT at its sole discretion.

    Total Compensation

    To establish your total compensation, the intent of our approach is that on an overall basis, after all allowances and reimbursements, changes to your standard of living are minimised.

    Base Salary and Benefit Programs

    Your base salary will remain unchanged at GBP155,418 per annum. Your salary will be administered according to UK salary and payroll guidelines. Your next salary review date will be 1 January 2006.

    You and your family will continue to be covered under private health care (BUPA) and private dental plan providing you continue to meet all requirements of eligibility. Cover for you and your family will be extended to ensure that private medical and dental coverage is provided in Japan. You will also continue to participate in the UK Social Security and Stakeholder Pension Plan. It has been agreed that you will withhold pension contributions until your return to the UK upon completion of your assignment. Upon your return you will contribute a lump sum equivalent to a minimum of 5% of your base salary and CDT will match this backdated contribution with a 5% company contribution.

    You will be eligible to take 27 days vacation per year in line with the vacation policy of CDT Ltd. However, during the course of the overseas assignment you will be eligible for Japanese public holidays rather than UK public holidays.

    Currency fluctuations

    The Company hereby agrees, for the duration of your assignment, to protect you from any excessive adverse currency fluctuations when converting salary and other UK paid remuneration from UK Sterling (GBP) to Japanese Yen (JPY).  For this purpose the rate of exchange accepted as the benchmark for protection is GBP1/JPY198. If the exchange rate decreases by more than 10% the Company will reimburse any difference over and above 10%.  Reimbursement will be via the normal company expense procedure. Supporting documents will be required showing the amounts converted with proof of the exchange rate used by the banking institution.

    completion bonus

    On successful completion of the overseas assignment, you will be eligible to receive a bonus of GBP62,500.

    Special Bonus Plan

    On successful completion of the overseas assignment, if CDT is not able to secure you suitable alternative employment with CDT in the UK, the final tranche of shares that you currently hold under the Special Bonus Plan will vest immediately upon termination of your employment (if this is sooner than the final vesting date of 22 December 2007).

    If suitable alternative employment is found for you with CDT in the UK, then all shares due to you under the Special Bonus Plan will vest in accordance with the schedule outlined in our letter to you of 16 December 2004.

    Tax Policy relating to assignments

    The company will reimburse usual and customary charges up to GBP7,500 per full year for the cost of preparing all necessary income tax returns at the end of each tax year in which there is foreign service compensation.

    This includes UK tax returns, and Japanese tax returns (if any), request for extensions of time to file, estimated tax payments, assistance with tax notices and audits, amended tax returns and tax planning services.

    Please contact Sarah Read in Finance to discuss any questions you may have with respect to taxation issues.

    Cost of Living Differential

    Normally, a cost of living differential is paid to cover the differences between the home country and host country in the cost of goods and services. This differential is based on the typical buying patterns and is derived from standardized tables for persons at the same salary level and family size.

    This differential is subject to increase or decrease at the discretion of the company depending on changes in the factors from which it is derived. This differential will be reviewed formally on an annual basis. The amount of this allowance for a staff member going to Japan from the UK is GBP2,635 per month for the first three months' of the assignment and GBP1,635 per month for the remainder of the assignment. You will be notified in advance before any changes to this amount take place.

    Method of Pay

    You will be paid through the CDT Ltd payroll system.

    Relocation allowance

    You will be reimbursed for customary and reasonable relocation expenses up to a maximum of GBP12,500. This amount is intended to help pay for some of the incidental expenses which you may incur (eg start-up household items, new license/registration fees) with your move to Tokyo, Japan.

    You will be also eligible for reimbursement of any expenses relating to the retention and running of your house in the UK. This will include reasonable and customary expenses for garden and house maintenance in your absence and reasonable additional insurance costs. You should gain quotes for these items and the exact amounts will need to be approved in advance.

    Temporary Living

    You should secure temporary living accommodation in Tokyo. Staff members are expected to adjust to local housing standards.

    Your actual cost of rental furnished housing in the Tokyo area, including all utilities (except telephone), in an amount not to exceed GBP5,875 per month, will be paid by CDT for the term of your assignment. You are required to make a monthly contribution of GBP375 per month towards the cost of accommodation and utilities. This amount will be automatically deducted directly from your salary each month. CDT will also pay for the deposit and agents fees but the former should be repaid in full to the Company at the end of the assignment where these are returnable upon vacating the rental accommodation.

    CDT will reimburse reasonable costs associated with a 5 day house hunting trip for you and your family to the Tokyo area.

    Moving, Storage of Personal Goods, Furnishings & Appliance Reimbursement

    CDT will pay up to GBP6,250 towards the reasonable cost of shipping personal goods and furnishings by airfreight or ground/sea transportation. These costs should be claimed through the normal expense procedure and be supported by receipts.

    Schooling

    CDT will pay tuition fees for each of your children at the British or International School in Tokyo plus enrolment fees as required. In addition, CDT will pay you an allowance of GBP425 per month in total to reimburse the costs associated with the school commute for each of your children in recognition of the commuting difficulties you will face. At such time as the circumstances of your children's schooling change, you must inform CDT immediately and this allowance will be reviewed as appropriate.

    Automobile

    You will be not be provided with a lease car during this assignment.

    Cultural Adaptation

    In order to promote integration and enhance the success of an assignment, CDT expects employees to adapt to the local culture by making an effort to understand local customs in their daily business and personal lives. Therefore, CDT encourages expatriates and their families to engage in cultural adaptation training prior to beginning a foreign assignment. You may elect to receive cultural adaptation training through a CDT approved service.

    Home Leave

    You and your family will be provided with two home-leave trips each year during the course of your assignment. CDT will pay for the equivalent of round-trip, Premium Economy airline tickets for you and your family. Travel should be booked through CDT, with your line manager's approval.

    Emergency Leave

    In case of an emergency requiring your attention in the UK, paid leave is provided for you. Such leave will consist of one week's paid leave, Premium Economy airfare for you and your family.

    Emergency leave is also provided in case of a serious illness or injury to you or a member of your family.

    Work Schedule

    During the assignment, the work schedules of the Joint Venture will apply.

    Termination Prior to Completion of an Assignment

If an assignment is ended prior to its original ending date, the following provisions will apply:

1. If a staff member elects to return to the home location prior to the completion of the foreign assignment, CDT will pay the costs of a one-way airfare to return to the site of origin in the home country and up to 14 days of temporary living expenses. No other allowances or relocation assistance will be provided. All foreign assignment allowances, premiums and differentials will cease. Tax equalization for the portion of the assignment completed will be paid.

2. If a staff member's foreign assignment (but not company employment) is terminated by CDT prior to the completion of the assignment, CDT will pay the costs of a one-way airfare to return to the site of origin in the home country, and will provide the same relocation assistance that would have been provided had the assignment not been terminated early. All foreign assignment allowances, premiums and differentials will cease. Tax equalization for the portion of the assignment completed will be paid.

3. If CDT terminates a staff member's employment for any reason during an assignment, CDT will pay the costs of a one-way airfare to return to the site of origin in the home country. All allowances premiums and differentials will cease. Tax equalization for the portion of the assignment completed will be paid.

  If a staff member terminates his/her employment from CDT during an assignment, he/she is responsible for all moving and transportation expenses to the new location. All allowances, premiums and differentials will cease on the last day worked. Tax equalization for the portion of the assignment completed will be paid. Tax preparation assistance will be limited to cover only the time during the tax year on assignment for CDT.

This letter constitutes the entire agreement, arrangement and understanding between you and CDT and any of its subsidiaries or affiliates on the nature and terms of your foreign assignment and employment with CDT and any of its subsidiaries or affiliates.

If you accept our offer, please sign and date the original copy of the letter and return it to the attention of Emma Jones in the Human Resources Department. Please retain a copy for your records.

/ s / Scott Brown 26th August 2005

Scott Brown Date

/ s / David Fyfe 23rd August 2005

David Fyfe Date

/ s / Emma Jones 23rd August 2005

Emma Jones Date